EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)

Statement of Financial Condition

As of December 31, 2015

Assets

Cash and cash equivalents	$	1,696,956
Deposit with clearing organization		150,000
Equipment, net		2,779
Income tax receivable		203,003
Prepaid Financial Industry Regulatory Authority fees		45,788
Deferred tax asset		8,306
Other assets		12,185
Total Assets	$	2,119,017

Liabilities

Accounts payable and accrued liabilities	$	45,622
Payables to clearing organizations		10,686
Due to affiliates		50,128
Total Liabilities		106,436

Commitments and Contingencies (Notes 6 and 8)

Equity

Common stock, $1 par value (30,000 shares authorized;100 shares issued and outstanding)	100
Additional paid-in capital	6,169,253
Accumulated deficit	(4,156,772)
Total Equity	2,012,581
Total Liabilities and Equity	$ 2,119,017

See notes to financial statements.